Indy Brand Clothing

Retail · Main Street · Leisure · Lifestyle · Fashion

Modern lifestyle clothing brand inspired by the outdoors

INDYBRANDCLOTHING.COM SALT LAKE CITY UTAH





Indy
Brand
clothing company

Our love of the outdoors inspired us to create a modern clothing brand with a feel-good message.

Mike Sperry CEO/Founder @ Indy Brand Clothing



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Why you may want to support us...

1. 165% average growth Year-Over-Year for the last 5 years.
2. Over $1.6M in direct to consumer sales in 2019.
3. 50% woman-owned.
4. Created a worldwide lifestyle brand with no outside investment.
5. Over $4.5M sold since 2014.
6. Very loyal customer base with over 364,000 social media followers.
7. Donate a percentage of sales to national parks.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Mike Sperry
CEO/Founder
This the second company he has taken to over 1 million in annual sales. Third-generation entrepreneur. The growth over the past several years is a result of his leadership and marketing skills. Got a scholarship to play collegiate tennis.





Ben Campbell
CCO/Founder
Started designing at the age of 13 with a dream of one day starting a clothing brand. Uniquely branded the company with his creative design talent, photographer and videographer skills. Hockey Officianado. Canadian at heart!



Kelly N Sperry
Founder
Previous entrepreneur with a kid accessory and clothing line. Directs the collaborative and ambassador relations within the company. Very task oriented and gets it all done while juggling being a mother of 5. College graduate.





Courtney Cambell
Founder
Photographer and Content Director/stylist. Handles all customer relations as well as the social media channels. Helps create the lifestyle of the brand and

The Indy Brand Story

In 2013 Ben Campbell was working for Mike Sperry at a local screen printing shop in the customer service department. Ben always had an eye for creativity and decided to design some unique graphic shirts for his wife Courtney. They were different than anything else on the market. A lot of his inspiration came from nature, and the beauty all around us, including music and travels around the world. He got a great reaction from friends and family so he decided to start selling them on the side.



That's when he approached Mike and asked him what he thought of the designs and if he would have any interest in partnering with him because of Mike's business background. Mike was busy at the time growing his screen printing company and didn't give much thought to the idea. But Ben asked a few more times and Mike finally showed the designs to his wife Kelly. She loved them and said why not! They got Courtney involved and that's when Indy Brand Clothing was formed.



And it took off!

At first, it was a part-time gig with no real thoughts of it growing into a big brand. In the first 2 years, we put all the profits back into the company and literally paid ourselves no more than a couple of thousand dollars total. Then in 2016, the third full year, we grew a ton allowing Ben to go full time at the end of the year and Mike soon following a few months later in 2017, after selling his other business.





We expanded globally.

Since that third year, we have continued to set the trends for the modern outdoorsy brands, creating unique one-of-a-kind graphics for women, men, and children. We have not only created a clothing brand, but also a lifestyle that appeals to the wild at heart, the adventurer, and anyone who wants to live life at their fullest. Our brand promotes a love for the outdoors in a feel-good all-inclusive way. In 2018, we expanded our marketing efforts into Canada and Europe, and in 2019 went global. In 2020 we will continue to grow our worldwide distribution.



And people love us!

Our Instagram following has been one of our biggest growth factors with a following of more than 263,000. We also have over 105,000 on Facebook. We love the interaction and connection we have gained through our social media channels. It has allowed us build a strong brand community and create relationships with our customers all over the world.


Indy Brand - tagged photos of our wild honey
emmadkoch
megarooau
Queenstown, New Zeala
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cassidybarringer RIP the turkeys, long live the food baby
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NOVEMBER 22, 2018
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emmadkoch wild honey
pc: @mitchellthayne
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megarooau Huuuuge mountain gal
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DECEMBER 3, 2018

Social good

In 2018 we launched a "National Park Rocker" line, and donate 10% of the proceeds from that line back to the national parks. We love being able to give back and help sustain the beauty that our national parks provide and inspire us with.





What's Next?

We are constantly selling out of products and receive requests every week to sell wholesale to large and small retailers, but are lacking the necessary capital to fulfill everything to make that happen. The investments we receive would allow us to get costs down, purchase higher quantities, and spread Indy Brand to retailers worldwide. We would also like to increase our marketing efforts to grow our brand awareness.







The Opportunity

Active lifestyles and the trend to wear more casual leisurewear is continuing to increase the outdoor retail market revenues. While the retail clothes market is declining, the outdoor apparel market is growing by an average of 5% per year and is expected to reach 19.4 billion by 2026 compared to 12.7 billion in 2018. People are looking for new brands that speak to them in a unique and personal way.

Our sales from 2014 to 2019 continue to increase.



Investor Q&A

− COLLAPSE ALL

What does your company do? ˅
We design clothing for the wild at heart that are inspired by the outdoors.

Where will your company be in 5 years? ˅
We hope to have continued to grow our wholesale and distribution worldwide by increasing our digital and physical footprints and brand recognition. We hope (but cannot guarantee) that this will bring our revenue to 10-20 million dollars a year.

Why did you choose this idea? ˅
Our love of the outdoors inspired us to create a modern clothing brand with a feel-good message.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

The outside space has exploded in the last few years and it doesn't show any signs of slowing down. In fact, according to Zion Market Research, the outdoor apparel market is growing by 5% per year. But people want brands that are new and unique and that speak to them.

How far along are you? What's your biggest obstacle? ˅

We've built a loyal brand following with consistent growth every year! Our biggest obstacles are getting our cost of goods down with larger purchase orders and better factories. Then increasing our brand recognition in the most effective way possible both direct to consumer and through selective wholesale.

Who competes with you? What do you understand that they don't? ˅

There are a lot of brands out there but we have a unique ability to create trendy clothes that are inspired by the outdoors. We influence our customers not just through our products but through the lifestyle we have created.

How will you make money? ˅

By continuing to expand our direct to consumer model as well as doing selective wholesale with worldwide distributors. The millennial market is very large and we have been able to tap into that market very successfully.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

There is always an inherent risk that the market will not respond positively to the products produced thus leaving us with slow-moving or dead inventory. The largest risk, however, is that the brand voice is no longer relevant in the marketplace. For things to succeed we need to execute on getting more brand awareness with customer acquisition at the forefront. Then nurturing those customers to become mega fans of the brand.